June 18, 2013

FOIA Confidential Treatment of Limited Portions
Requested by Target Corporation,
Pursuant to Rule 83 (17 C.F.R. §200.83) of the Exchange Act

Mr. William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                         Target Corporation

Form 10-K for the Fiscal Year Ended February 2, 2013

Filed March 20, 2013

File No. 1-6049

Dear Mr. Thompson:

Thank you for your letter dated May 22, 2013, regarding Target Corporation. Following this introductory section is your comment in italics and our response.

Because of the sensitive nature of the information contained in certain parts of this letter, this submission is accompanied by a request for confidential treatment for such information. We are requesting confidential treatment for certain parts of this letter, as indicated by [***], with respect to the Freedom of Information Act (the “FOIA”) and have filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request. In the event that the staff receives a request for access to the confidential portions herein, whether pursuant to the FOIA or otherwise, we respectfully request that we are notified immediately, so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such information to me.

We place a high priority on providing clear and useful disclosures to the readers of our SEC filings, and we welcome the opportunity to review our practices in an effort to make our disclosures even better.

We believe our response addresses your comment. Should the staff, after review and consideration of our response, have further questions or comments, we would welcome direct dialogue and collaboration to discuss suggestions for future filings.

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Analysis of Results of Operations, page 16

U.S. Retail Segment, page 16

Sales, page 16

1.                                    We note that sales growth in the past two years resulted from higher comparable-store sales and the contribution from new stores, with the most recent year benefitting from the additional week. We also note that sales from your digital channels, which include online and mobile sales, grew faster than industry averages during the fourth quarter of 2012 as disclosed in the Edited Transcript of your earnings conference call on February 27, 2013. Please tell us the amounts of net sales from stores classified as comparable stores, sales from stores excluded from comparable store sales and sales from digital channels for each year presented and sales from the additional week in 2012. In addition, please tell us your consideration of disclosing the above information in your discussion and analysis of sales. Please refer to Item 303 of Regulation S-K and Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release 34-48960, available on our website.

Target’s Response to Comment 1

The following table includes the requested sales amounts:

Sales (in millions)	Year ended
	2012	2011	2010
Stores included in comparable-store sales	$ [***]	$ [***]	$ [***]
Digital channels	[***]	[***]	[***]
Total sales included in comparable-store sales	69,970	67,595	64,315

New stores	654	727	1,364
53rd accounting week	1,187	-	-
Other[1]	149	144	107
Total sales	$71,960	$68,466	$65,786

1 Includes miscellaneous sales such as merchandise salvage and gift card breakage.

When preparing our filings, we consider Item 303 of Regulation S-K and Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release 34-48960, which require management to provide information that is material to assist in understanding the business, including the results of operations and trends. After receiving your letter, we again reviewed our 2012 MD&A disclosures and continue to believe that the disclosures appropriately describe and analyze the most significant factors affecting sales.

Our sales disclosures include comparable-store sales growth, an important retail industry metric. Our measure of comparable-store sales includes sales from stores open more than thirteen months and all digital channels, which combined were more than 97% of total sales in each period presented. Our disclosures in each period also include a tabular analysis of the number of transactions and average transaction amount, which is further subdivided into units per transaction and selling-price per unit. We believe these metrics are the primary measure of our sales performance and are the material measures to understanding our sales results.

We measure our results based on total sales growth from all channels, including stores, online and mobile, because we believe that sales in one channel are not independent of other channels. For example, our guests are increasingly researching merchandise online but coming to stores to make purchases. Conversely, guests often make digital purchases while in our stores or make digital purchases driven by a prior visit to a physical store. As discussed in our fourth quarter earnings conference call on February 27, 2013, following the fourth quarter 2012 launch of free wireless in all of our stores, Target.com was the most commonly accessed site by guests while shopping in our stores.

We have not separately disclosed the digital sales amount or the precise growth rate because they are not material, and channel distinction is becoming increasingly less relevant. Over the past few years, we have made meaningful investments in our multichannel strategy, including digital channels. Our recent earnings conference calls have provided information about directional growth in digital sales to demonstrate that our investment is beginning to show returns. However, digital sales represented an immaterial amount ([***]% or less) of total sales in each period presented, and our reported comparable-store sales increased by no more than a nominal amount ([***]%) as a result of digital sales growth. As we have also discussed in our earnings calls, the goal of our multichannel efforts is for all sales channels to interact seamlessly to meet guests’ needs and increase our overall sales, regardless of channel. Conclusively differentiating the channel that drove certain sales can be challenging; for example, (1) digital purchases made within a physical store and (2) sales made in a physical store via our online gift registry could be classified as either in-store or digital sales. Additionally, physical stores accept returns regardless of origin of the sale. While we expect digital-related sales growth over time, we do not believe that differentiating between channels will provide relevant information about our business as guest behavior and our multichannel strategies evolve, such as fulfilling digital orders through our stores.

In 2012, we also disclosed the percentage-point benefit from sales in the 53rd accounting week, which were not included in our comparable-store sales measure for 2012. This amount is necessary to properly compare period-to-period total sales results.

Other than those disclosures included in our filing, we are not aware of any trend, economic or industry-wide factors, opportunities, challenges or risks that were known at the date of the filing of our most recent Form 10-K that were reasonably likely to have a material effect on our financial condition or operating performance. We will continue to endeavor to provide meaningful disclosures that meet the objectives of MD&A, and will make disclosures of material trends, economic or industry-wide factors, opportunities, challenges and risks of which we become aware in our future filings.

****

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of Target Corporation, I thank you for your consideration of our response.

Sincerely,

/s/ John J. Mulligan

John J. Mulligan

Executive Vice President and Chief Financial Officer